UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Hansen Natural Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

411310105

(CUSIP Number)

Rodney C. Sacks

1010 Railroad Street

Corona, California  92882

(909) 739-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Benjamin M. Polk, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

May 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 411310105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BRANDON LIMITED PARTNERSHIP NO. 1

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 297,822

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 297,822

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,822

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BRANDON LIMITED PARTNERSHIP NO. 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,791,667

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,791,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,791,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RODNEY CYRIL SACKS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization SOUTH AFRICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 655,000

	8.	Shared Voting Power 2,089,489

	9.	Sole Dispositive Power 655,000

	10.	Shared Dispositive Power 2,089,489

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,744,489

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HILTON HILLER SCHLOSBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 614,097

	8.	Shared Voting Power 2,091,489

	9.	Sole Dispositive Power 614,097

	10.	Shared Dispositive Power 2,091,489

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,705,586

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.5%

14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D dated November 21, 1990 (the “Original Statement”), as amended by Amendment No. 1 dated March 29, 1991 (“Amendment No. 1”), Amendment No. 2 dated June 11, 1993 (“Amendment No. 2”) and Amendment No. 3 dated August 29, 1994 (“Amendment No. 3”) (the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are sometimes referred to herein collectively as this “statement on Schedule 13D”), relating to the common stock, par value $.005 per share (“Common Stock”), of Hansen Natural Corporation, a Delaware corporation (formerly known as Unipac Corporation) (the “Company”).

The text of the Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3, is restated on Exhibits 99.21, 99.22, 99.23 and 99.24, respectively, hereto.

The reporting persons named in Item 2 below are hereby jointly filing this statement on Schedule 13D because they may be deemed a “group” within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Item 1.	Security and Issuer
Item 1 is hereby amended by deleting Item 1 in its entirety and inserting in lieu thereof the following:

This statement on Schedule 13D relates to the common stock, par value $.005 per share (“Common Stock”), issued by Hansen Natural Corporation (formerly known as Unipac Corporation), a corporation organized under the laws of the State of Delaware (the “Company”), whose principal executive offices are located at 1010 Railroad Street, Corona, California 92882.

Item 2.	Identity and Background
Item 2 is hereby amended by deleting Item 2 in its entirety and inserting in lieu thereof the following:

(a)         The reporting persons are Brandon Limited Partnership No. 1, a limited partnership organized under the laws of the Cayman Islands (“Brandon No. 1”), Brandon Limited Partnership No. 2, a limited partnership organized under the laws of the Cayman Islands (“Brandon No. 2”), Rodney Cyril Sacks, a natural person in his individual capacity (“Sacks”), and Hilton Hiller Schlosberg, a natural person in his individual capacity (“Schlosberg”). Brandon No. 1, Brandon No. 2, Sacks and Schlosberg are sometimes hereinafter each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.”  The general partners of each of Brandon No. 1 and Brandon No. 2 are Sacks and Schlosberg.

(b)           The principal business address of each of Brandon No. 1 and Brandon No. 2 is c/o Riverbank Limited, P.O. Box 124, St. Peters Port, Guernsey, United Kingdom GX14EG. The principal business address of each of Sacks and Schlosberg is 1010 Railroad Street, Corona, California 92882.

(c)         The principal business of each of Brandon No. 1 and Brandon No. 2 is to invest in, acquire, hold, sell, dispose of and otherwise deal in shares of the Common Stock and other securities of the Company.  Sacks is presently principally employed as Chairman and Chief Executive Officer of the Company and Schlosberg is presently principally employed as President and Chief Financial Officer of the Company. The principal business of the Company is to develop, market, sell and distribute “alternative” beverage category natural sodas, fruit juices, energy drinks and energy sports drinks, fruit juice and soy smoothies, functional drinks, sparkling lemonades and orangeades, non-carbonated ready-to-drink iced teas, lemonades, juice cocktails, children’s multi-vitamin juice drinks and non-carbonated lightly flavored energy waters under the Hansen’s® brand name.  The principal business address of the Company is 1010 Railroad Street, Corona, California 92882.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Sacks is a citizen of the Republic of South Africa and Schlosberg is a citizen of the United Kingdom; both reside in the United States.  Each of Brandon No. 1 and Brandon No. 2 is a Cayman Islands limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by deleting Item 3 in its entirety and inserting in lieu thereof the following:
See the responses to Items 4 and 5 of this Schedule 13D, which are hereby incorporated by reference into this Item 3.

This statement on Schedule 13D relates to a total of 3,360,586 shares of Common Stock beneficially owned by the Reporting Persons, consisting of (i) 297,822 shares by Brandon No. 1, (ii) 1,791,667 shares by Brandon No. 2, (iii) 655,000 shares by Sacks (not including shares indirectly beneficially owned through Brandon No. 1 and Brandon No. 2), and (iv) 616,097 shares by Schlosberg (not including shares indirectly beneficially owned through Brandon No. 1 and Brandon No. 2).

The purchase price for shares of Common Stock purchased by Brandon No. 1 and Brandon No. 2 was obtained from the working capital of each respective entity.  The purchase price for shares of Common Stock purchased by Sacks and Schlosberg was obtained from the personal funds of each respective individual.

Item 4.	Purpose of Transaction
Item 4 is hereby amended by deleting Item 4 in its entirety and inserting in lieu thereof the following:

See the response to Item 3 of this Schedule 13D, which is hereby incorporated by reference into this Item 4.  All transactions in Common Stock reported on this Schedule 13D have been conducted for investment purposes.

(a)           The Company has granted options to purchase shares of Common Stock to each of  Sacks and Schlosberg under the Hansen Natural Corporation Stock Option Plan (the “Plan”) and the Hansen Natural Corporation 2001 Stock Option Plan (the “2001 Plan”).  The options were granted to Sacks and Schlosberg pursuant to stock option agreements dated February 2, 1999, July 12, 2002 and May 28, 2003 (these agreements are referred to collectively as the “Option Agreements”).  A form of the Option Agreements is attached hereto as Exhibit 99.25.  Copies of the Plan and the 2001 Plan are attached hereto as Exhibits 99.26 and 99.27, respectively.  Any description set forth in this statement on Schedule 13D of the terms and conditions of the Option Agreements is qualified in its entirety by reference to the Option Agreements.  Following is a summary of the terms of grants of stock options to Sacks and Schlosberg pursuant to the Option Agreements:

Individual	Plan	Date of Grant	Number of Shares	Purchase Price Per Share	Expiration Date	Vesting and Remainder
Sacks	The Plan	02/02/99	100,000	$4.25	02/02/09	Options to purchase 100,000 shares are currently exercisable.
Sacks	The 2001 Plan	07/12/02	150,000	$3.57	07/12/12	No options are currently exercisable. The remaining 80,000 options to purchase shares vest in two equal installments on July 12, 2005 and 2006.
Sacks	The 2001 Plan	05/28/03	150,000	$4.20	05/28/13	Options to purchase 30,000 shares are currently exercisable. The remaining 120,000 options to purchase shares vest in four equal installments on January 1, 2005, 2006, 2007 and 2008.
Schlosberg	The Plan	02/02/99	100,000	$4.25	02/02/09	Options to purchase 100,000 shares are currently exercisable.
Schlosberg	The 2001 Plan	07/12/02	150,000	$3.57	07/12/12	No options are currently exercisable. The remaining 80,000 options to purchase shares vest in two equal installments on July 12, 2005 and 2006.
Schlosberg	The 2001 Plan	05/28/03	150,000	$4.20	05/28/13	Options to purchase 30,000 shares are currently exercisable. The remaining 120,000 options to purchase shares vest in four equal installments on January 1, 2005, 2006, 2007 and 2008.

None of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as otherwise discussed in this Item 4. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment, including, among other things, from time to time, disposing of any securities of the Company owned by them or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended by deleting Item 5 in its entirety and inserting in lieu thereof the following:
See the response to Item 4 of this Schedule 13D, which is hereby incorporated by reference into this Item 5.
(a)-(b) As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 3,360,586 shares, or 30.0% of the Common Stock.

As of the date hereof, Brandon No. 1 and Brandon No. 2 directly beneficially own 297,822 shares, or 2.7%, of the Common Stock and 1,791,667 shares, or 16.5%, of the Common Stock, respectively. Each of Brandon No. 1 and Brandon No. 2 has shared power to vote and dispose of all shares of the Common Stock that are directly beneficially owned by it.

As of the date hereof, Sacks beneficially owns an aggregate of 2,744,489 shares, or 24.9%, of the Common Stock, as follows:

Number of Shares	Nature of Beneficial Ownership	Nature of Voting and Disposition Power With Respect to Such Shares
495,000	Direct ownership of shares.	Sole power.
160,000	Direct ownership of shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof (as discussed in Item 4).	Sole power.
297,822	Indirect ownership through Brandon No. 1 as one of the general partners of Brandon No. 1.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 1.
1,791,667	Indirect ownership through Brandon No. 2 as one of the general partners of Brandon No. 2.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 2.

As of the date hereof, Schlosberg beneficially owns an aggregate of 2,705,586 shares, or 24.5%, of the Common Stock, as follows:

Number of Shares	Nature of Beneficial Ownership	Nature of Voting and Disposition Power
454,097	Direct ownership of shares.	Sole power.
2,000	Direct ownership of shares jointly with his wife.	Shared power.
160,000	Direct ownership of shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof (as discussed in Item 4).	Sole power.
297,822	Indirect ownership through Brandon No. 1 as one of the general partners of Brandon No. 1.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 1.
1,791,667	Indirect ownership through Brandon No. 2 as one of the general partners of Brandon No. 2.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 2.

Percentages calculated in this Schedule 13D with respect to Brandon No. 1 and Brandon No. 2 are based upon an aggregate of 10,883,103 shares of Common Stock outstanding as of November 12, 2004 (the “Aggregate Outstanding Shares”). Percentages calculated in this Schedule 13D with respect to each of Sacks and Schlosberg are based upon the Aggregate Outstanding Shares plus 160,000 shares of Common Stock issuable to such person upon exercise of options to purchase Common Stock. Percentages calculated in this Schedule 13D with respect to the Reporting Persons as a group are based upon the Aggregate Outstanding Shares plus 320,000 shares of Common Stock issuable to the Reporting Persons upon exercise of options to purchase Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by the other Reporting Persons, except for (a) with respect to Mr. Schlosberg (i) 456,097 shares of Common Stock that he beneficially owns directly (2,000 of which he jointly owns with his wife); (ii) 160,000 shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof; and (iii) 69,411 shares held by Brandon No. 1 with respect to the limited partnership interests in Brandon No. 1 held by Mr. Schlosberg and his children, and (b) with respect to Mr. Sacks (i) 495,000 shares of Common Stock that he beneficially owns directly; (ii) 160,000 shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof; and (iii) 65,046 shares held by Brandon No. 1 with respect to the limited partnership interests in Brandon No. 1 held by Mr. Sacks, his children, a limited partnership of which Mr. Sacks is the general partner and he and his children are the limited partners, and a trust for the benefit of his children.

(c) Following are transactions in the Company’s securities effected by the Reporting Persons since the last transaction disclosed in Amendment No. 3:

 Brandon No. 1

Date	Number of Shares of Common Stock	A/D*	Price Per Share	Where and How the Transaction Was Effected
4/6/94	17,385	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
4/11/94	34,768	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
4/11/94	2,366	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
4/11/94	34,768	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
4/14/94	18,951	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
5/29/94	89,252	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
7/94	10,429	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
10/24/94	78,229	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
7/12/95	17,384	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
8/30/96	17,385	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
8/30/96	34,768	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
8/3/98	4,365	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
8/27/98	29,226	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.
12/16/99	26,077	D	N/A	Shares distributed to limited partners of Brandon No. 1 in accordance with the terms of its partnership agreement.

09/13/04	17,000	D	$29.57	Shares sold on open market.
09/13/04	15,000	D	$29.52	Shares sold on open market.
09/13/04	25,000	D	$29.92	Shares sold on open market.
09/13/04	50,000	D	$29.97	Shares sold on open market.
09/13/04	25,000	D	$29.95	Shares sold on open market.
09/13/04	10,000	D	$29.50	Shares sold on open market.
09/13/04	15,000	D	$29.85	Shares sold on open market.
11/11/04	7,650	D	$31.00	Shares sold on open market.
11/11/04	6,731	D	$31.04	Shares sold on open market.
11/11/04	13,188	D	$31.05	Shares sold on open market.
11/11/04	7,300	D	$31.06	Shares sold on open market.
11/11/04	227	D	$31.07	Shares sold on open market.
11/11/04	16,150	D	$31.09	Shares sold on open market.
11/11/04	29,022	D	$31.10	Shares sold on open market.
11/11/04	200	D	$31.11	Shares sold on open market.
11/11/04	2,000	D	$31.12	Shares sold on open market.
11/11/04	500	D	$31.13	Shares sold on open market.
11/11/04	200	D	$31.14	Shares sold on open market.
11/11/04	300	D	$31.15	Shares sold on open market.
11/11/04	15,582	D	$31.18	Shares sold on open market.
11/11/04	7,950	D	$31.23	Shares sold on open market.
11/12/04	5,500	D	$31.10	Shares sold on open market.

11/12/04	1,350	D	$31.12	Shares sold on open market.
11/12/04	3,300	D	$31.14	Shares sold on open market.
11/12/04	300	D	$31.17	Shares sold on open market.
11/12/04	5,100	D	$31.18	Shares sold on open market.
11/12/04	10,100	D	$31.22	Shares sold on open market.
11/12/04	100	D	$31.25	Shares sold on open market.
11/12/04	21,250	D	$31.30	Shares sold on open market.
11/12/04	100	D	$31.33	Shares sold on open market.
11/12/04	4,300	D	$31.35	Shares sold on open market.
11/12/04	835	D	$31.36	Shares sold on open market.
11/12/04	100	D	$31.37	Shares sold on open market.
11/12/04	6,000	D	$31.40	Shares sold on open market.
11/12/04	400	D	$31.45	Shares sold on open market.
11/12/04	100	D	$31.48	Shares sold on open market.
11/12/04	7,100	D	$31.50	Shares sold on open market.
11/12/04	9,380	D	$31.56	Shares sold on open market.
11/12/04	12,500	D	$31.59	Shares sold on open market.
11/12/04	1,100	D	$31.60	Shares sold on open market.
11/12/04	600	D	$31.63	Shares sold on open market.
11/12/04	2,200	D	$31.65	Shares sold on open market.
11/12/04	1,285	D	$31.68	Shares sold on open market.

Brandon No. 2

Date	Number of Shares of Common Stock	A/D*	Price Per Share	Where and How the Transaction Was Effected
6/20/94	13,000	D	N/A	Shares distributed to limited partners of Brandon No. 2 in accordance with the terms of its partnership agreement.
8/28/95	80,000	D	N/A	Shares distributed to limited partners of Brandon No. 2 in accordance with the terms of its partnership agreement.
12/5/95	240,333	D	N/A	Shares distributed to limited partners of Brandon No. 2 in accordance with the terms of its partnership agreement.
8/19/96	20,000	D	N/A	Shares distributed to limited partners of Brandon No. 2 in accordance with the terms of its partnership agreement.
9/17/96	750,000	D	N/A	Shares distributed to limited partners of Brandon No. 2 in accordance with the terms of its partnership agreement.
9/18/96	65,000	D	N/A	Shares distributed to limited partners of Brandon No. 2 in accordance with the terms of its partnership agreement.
5/14/04	25,000	D	N/A	Shares distributed to limited partners of Brandon No. 2 in accordance with the terms of its partnership agreement.
5/26/04	265,000	D	N/A	Shares distributed to limited partners of Brandon No. 2 in accordance with the terms of its partnership agreement.
6/2/04	500,000	D	$23.00	Shares sold on open market.
6/22/04	250,000	D	N/A	Shares distributed to limited partners of Brandon No. 2 in accordance with the terms of its partnership agreement.

Sacks

Date	Number of Shares of Common Stock	A/D*	Price Per Share	Where and How the Transaction Was Effected
1/11/96	5,000	A	$0.75	Private purchase from third party.
1/11/96	12,500	A	$0.69	Private purchase from third party.
1/12/96	67,500	A	$0.70	Private purchase from third party.
1/17/96	2,500	A	$0.70	Private purchase from third party.
8/3/98	200,000	A	$1.75	Exercise of option agreement.
8/3/98	37,500	A	$1.59	Exercise of option agreement.
8/3/98	150,000	A	$1.25	Exercise of option agreement.
8/3/98	4,365	A	N/A	Distribution from Brandon No. 1.
8/3/98	91,865	D	$6.50	Sold to the Company.
7/16/04	37,500	A	$1.59	Exercise of option agreement.
7/16/04	70,000	A	$3.57	Exercise of option agreement.

Schlosberg

Date	Number of Shares of Common Stock	A/D*	Price Per Share	Where and How the Transaction Was Effected
1/11/96	5,000	A	$0.75	Private purchase from third party.
1/11/96	12,500	A	$0.69	Private purchase from third party.
1/12/96	67,500	A	$0.70	Private purchase from third party.
1/17/96	2,500	A	$0.70	Private purchase from third party.
8/3/98	150,000	A	$1.75	Exercise of option agreement.
8/3/98	37,500	A	$1.59	Exercise of option agreement.
8/3/98	150,000	A	$1.25	Exercise of option agreement.
8/3/98	78,403	D	$6.50	Sold to the Company.
4/1/99	2,000	A	$3.69	Purchased on open market.
7/16/04	37,500	A	$1.59	Exercise of option agreement.
7/16/04	70,000	A	$3.57	Exercise of option agreement.

*   “A” means an acquisition of securities and “D” means a disposition of securities.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by deleting Item 6 in its entirety and inserting in lieu thereof the following:
Limited Partnership Agreements

A true copy of the Amended and Restated Agreement of Limited Partnership of Brandon No. 1, dated as of November 8, 1990, among Sacks, Schlosberg and Brandon Securities Limited, a corporation organized under the laws of the British Virgin Islands (“Brandon Securities”), as general partners, and those persons named in Exhibit A thereto as the limited partners (the “Limited Partnership Agreement of Brandon No. 1”), is attached hereto as Exhibit 7 and is incorporated herein by reference.  True copies of the amendments to the Limited Partnership Agreement of Brandon No. 1. are attached hereto as Exhibits 18, 19, 99.28, 99.29 and 99.30 and are incorporated herein by reference.  Brandon Securities is no longer a general partner of Brandon No. 1.

A true copy of the Amended and Restated Agreement of Limited Partnership of Brandon No. 2, dated as of September 15, 1996, among Sacks and Schlosberg, as the general partners, and those persons named in Exhibit A thereto as the limited partners (the “Limited Partnership Agreement of Brandon No. 2”), is attached hereto as Exhibit 99.31 and is incorporated herein by reference.

Any description set forth in this Statement on Schedule 13D of the terms and conditions of the Brandon No. 1 Partnership Agreement and the Brandon No. 2 Partnership Agreement is qualified in its entirety by reference to the respective exhibits to this statement on Schedule 13D.

Pursuant to the Limited Partnership Agreement of Brandon No. 1 and the Limited Partnership Agreement of Brandon No. 2 (collectively, the “Partnership Agreements”), management of the affairs of each of Brandon No. 1 and Brandon No. 2, which includes the voting of and disposition of the shares of Common Stock held by each such limited partnership, is vested in the general partners of each such limited partnership, Sacks and Schlosberg.  Upon 60 days’ written notice, any limited partner of either Brandon No. 1 or Brandon No. 2 may withdraw and receive a distribution of the assets of the partnership (including shares of Common Stock owned by the partnership) equivalent to the amount to which it would be entitled upon liquidation of the partnership in full satisfaction of such limited partner’s interest in the partnership and right, if any, to claim repayment of its Capital Contribution (as such term is defined in each Partnership Agreement).

Stock Option Agreements
See Item 4.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended as follows:
(i) Insert at the end following Exhibit 20 the following:

Exhibit No.	Description
99.21	Original Statement on Schedule 13D
99.22	Amendment No. 1 to Statement on Schedule 13D
99.23	Amendment No. 2 to Statement on Schedule 13D
99.24	Amendment No. 3 to Statement on Schedule 13D
99.25	Form of Option Agreement
99.26	Hansen Natural Corporation Stock Option Plan
99.27	Hansen Natural Corporation 2001 Stock Option Plan
99.28	Amendment to Agreement of Limited Partnership of Brandon No. 1 dated December 31, 1995
99.29	Amendment to Agreement of Limited Partnership of Brandon No. 1 dated December 31, 1997
99.30	Amendment to Agreement of Limited Partnership of Brandon No. 1 dated December 31, 2001
99.31	Amended and Restated Agreement of Limited Partnership of Brandon No. 2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2004

BRANDON LIMITED PARTNERSHIP NO. 1

	By:	/s/ Rodney C. Sacks
Name: Rodney C. Sacks
Title: General Partner

BRANDON LIMITED PARTNERSHIP NO. 2

	By:	/s/ Rodney C. Sacks
Name: Rodney C. Sacks
Title: General Partner

/s/ Rodney C. Sacks
RODNEY C. SACKS

/s/ Hilton H. Schlosberg
HILTON H. SCHLOSBERG